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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                                 Amendment No 1

                    Under the Securities Exchange Act of 1934


                               USABancShares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   917289 10-0
                                 (CUSIP Number)

                   Klehr, Harrison, Harvey, Branzburg & Ellers
                         Attn: Stephen T. Burdumy, Esq.
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box|_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                   Page 1 of 5

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CUSIP No. 917289 10-0                                        Page  2 of 5 Pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Kenneth L. Tepper
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       275,764
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       275,764
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             275,764(1)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.5%(1)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's Class A Common Stock. It does not take into account 10,000 shares of Class B Common Stock (representing all of the currently issued and outstanding Class B Common Stock of the Issuer) owned by the Reporting Person and which has been previously reported by the Reporting Person on his Schedule 13G filed with the Commission on or about February 3, 1997. See Item 4 hereof for further information with respect to ownership of such Class B Common Stock, which information has been voluntarily disclosed in order provide full disclosure of the Reporting Person's holdings in the Issuer's securities.



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CUSIP No. 917289 10-0                                         Page  3 of 5 Pages
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                                  SCHEDULE 13D


         This Report filed by Kenneth L. Tepper ("Mr. Tepper") is the first amendment of his filing on Schedule 13D (the "Schedule 13D") with respect to the Class A common stock, $1.00 par value per share (the "Common Stock") of USABancShares, Inc. (the "Issuer"). This Report relates to the purchase by Mr. Tepper, in privately negotiated transactions from an individual and four entities unaffiliated with Mr. Tepper or the Issuer, of (i) 40,000 shares of Common Stock at $7.125 per share on December 9, 1998 and (ii) 4,442 shares Common Stock at $7.75 per share on December 23, 1998. Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Schedule 13D.

Item 1            Security and Issuer

         Item 1 is hereby amended and restated in its entirety as follows:

         This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 1535 Locust Street, Philadelphia, Pennsylvania 19102.

Item 2            Identity and Background

         Item 2(b-c) is hereby amended and restated in its entirety as follows:

         Mr. Tepper's business address is 1535 Locust Street, Philadelphia, Pennsylvania 19102. His present principal occupation is President and Chief Executive Officer of the Issuer.

Item 3            Source and Amount of Funds or Other Consideration

         Item 3 is hereby supplemented by adding the following:

         Mr. Tepper purchased, in privately negotiated transactions, from five entities unaffiliated with Mr. Tepper or the Issuer (i) 40,000 shares of Common Stock at a price of $7.125 per share for an aggregate purchase price of $285,000 on December 9, 1998 and (ii) 4,442 shares Common Stock at $7.75 per share for an aggregate purchase price of $34,425.50 on December 23, 1998 (collectively, the "Shares"). The Shares were purchased using personal funds.

Item 4            Purpose of the Transaction

Item 4 is hereby supplemented by adding the following:

         In January 1998, Mr. Tepper and the Issuer signed an agreement in which the Issuer has the option for each of the next three years to cap the anti-dilutive feature of Mr. Tepper's Class B Shares for that year, in exchange for a payment of $150,000. In 1998, the Issuer elected to make the payment to Mr. Tepper.

Item 5            Interest in Securities of the Issuer

         Item 5(a-b) is hereby amended and restated in its entirety as follows:

         As of December 23, 1998, Mr. Tepper is the beneficial owner of, and has sole dispositive and voting power with respect to, 275,764 shares of Common Stock (including 192,030 shares issuable upon exercise of immediately exercisable options), which shares constitute 12.5% of the issued and outstanding shares of Common Stock (based on 2,007,392 shares of Common Stock issued and outstanding on November 30, 1998).


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CUSIP No. 917289 10-0                                         Page  4 of 5 Pages
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         Item 5(c) is hereby supplemented by adding the following:

         Mr. Tepper purchased, in privately negotiated transactions, from five entities unaffiliated with Mr. Tepper or the Issuer (i) 40,000 shares of Common Stock at a price of $7.125 per share for an aggregate purchase price of $285,000 on December 9, 1998 and (ii) 4,442 shares Common Stock at $7.75 per share for an aggregate purchase price of $34,425.50 on December 23, 1998 (collectively, the "Shares").



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CUSIP No. 917289 10-0                                         Page  5 of 5 Pages
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                                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



December 31 , 1998
Date                                             /s/ Kenneth L. Tepper
                                                 ----------------------------
                                                 Kenneth L. Tepper